Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-280771

GLADSTONE ALTERNATIVE INCOME FUND

Supplement dated January 24, 2025 to the Prospectus

and Statement of Additional Information dated November 6, 2024

This supplement amends certain information in the Prospectus and Statement of Additional Information, dated November 6, 2024, of Gladstone Alternative Income Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and Statement of Additional Information that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus and Statement of Additional Information.

On January 24, 2025, the Fund entered into a new investment advisory and management agreement (the “New Advisory Agreement”) with the Adviser. The New Advisory Agreement was entered into as a result of a change of control of the Adviser pursuant to the previously disclosed Voting Trust Agreement. There are no changes to the terms, including the fee structure and services to be provided, of the investment advisory agreement, dated November 6, 2024, between the Fund and the Adviser (the “Original Advisory Agreement”) in the New Advisory Agreement, other than the date and term of the New Advisory Agreement as compared to the Original Advisory Agreement.

Effective January 24, 2025, all references to the Advisory Agreement in the Prospectus and Statement of Additional Information refer to the New Advisory Agreement.

Investors should retain this supplement for future reference.